82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

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02034185

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AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	17.05.2002 Fr
BETREFF/REF:	Press Release
SEITEN/PAGES:	2

02 MAY 17 AM 10:29

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

PRESS RELEASE
May 17, 2002

Mayr-Melnhof acquires Cartonboard Mill in Bulgaria

Mayr-Melnhof Karton has acquired the Bulgarian board mill Nikopol.

This acquisition aims to develop a solid production capacity in the run-up of Bulgaria's accession to the EU. Due to the fact that the factory has a direct connection to the Danube river, the mill is optimally located to serve the Russian, Turkish and Central European markets. Resulting from continuous interruptions of production during the last years, the company currently does not hold an essential market share.

The mill's Voith board machine, built in 1970, is among the largest in Europe with a 4.4 meter trim. As the machine has not been developed since 1990, the current annual production capacity totals just approximately 70,000 tons of recycled fiber based board.

Initial investments will concentrate on putting the mill into operation and on the production of European standard quality cartonboard. In the coming years, the mill's capacity shall be increased in line with market demand.

For further information please contact:
Stephan Werba, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com